FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of September 2003

                          GRANITE MORTGAGES 03-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)





     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F...........

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                         GRANITE MORTGAGES 03-2 PLC


                                         By:         /s/ Clive Rakestrow
                                                ------------------------
                                         Name:  L.D.C. Securitisation Director
                                         No. 1 Limited by its authorized person
                                         Clive Rakestrow for and on its behalf
                                         Title: Director

Date: 24 October 2003

                                         GRANITE FINANCE FUNDING
                                         LIMITED


                                         By:        /s/ Nigel Charles Bradley
                                                -----------------------------
                                         Name:  Nigel Charles Bradley
                                         Title: Director

Date: 24 October 2003

                                         GRANITE FINANCE TRUSTEES
                                         LIMITED


                                         By:            /s/ Daniel Le Blancq
                                                ----------------------------
                                         Name:  Daniel Le Blancq
                                         Title: Director

Date: 24 October 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-2 PLC
--------------------------

Monthly Report re: Granite Mortgages 03-2 Plc,
Granite Finance Trustees Limited, and Granite Finance Funding Limited Period 1 September 2003 - 30 September 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                 197,330

Current Balance                                           (GBP)14,473,227,470

Last Months Closing Trust Assets                          (GBP)14,304,690,042

Funding share                                             (GBP)13,377,683,781

Funding Share Percentage                                          92.43%

Seller Share*                                             (GBP)1,095,543,689

Seller Share Percentage                                            7.57%

Minimum Seller Share (Amount)*                             (GBP)388,335,108

Minimum Seller Share (% of Total)                                  2.68%

Excess Spread last Quarter (% of Total) Annualised                 0.45%
--------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------------------------------------
                        Number           Principal ((GBP))     Arrears ((GBP))      By Principal (%)
< 1 Month               194,673           14,300,318,123               0                    98.81%

> = 1 < 3 Months         2,137             142,533,727               797,320                 0.98%

> = 3 < 6 Months          417              24,348,897               378,393                 0.17%

> = 6 < 9 Months          79                4,669,840                104,518                 0.03%

> = 9 < 12 Months         17                1,033,620                54,331                  0.01%

> = 12 Months              7                 323,263                 23,013                  0.00%

Total                   197,330           14,473,227,470           1,357,575               100.00%
-------------------------------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------------------
                            Number     Principal ((GBP))     Arrears ((GBP))

Total (since inception)       50           2,545,273               101,911
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Properties in Possession                                              22

Number Brought Forward                                                20

Repossessed (Current Month)                                            2

Sold (since inception)                                                28

Sold (current month)                                                   2

Sale Price / Last Loan Valuation                                     1.07

Average Time from Possession to Sale (days)                           116

Average Arrears at Sale                                           (GBP)1,988

Average Principal Loss (Since inception)*                          (GBP)586

Average Principal Loss (current month)**                           (GBP)838

MIG Claims Submitted                                                    7

MIG Claims Outstanding                                                  3

Average Time from Claim to Payment                                     56
--------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

--------------------------------------------------------------------------------
                                            Number           Principal ((GBP))

Substituted this period                     9,120            (GBP)749,996,189

Substituted to date (since 26 March 2001)  281,291          (GBP)21,158,382,835
--------------------------------------------------------------------------------

CPR Analysis

--------------------------------------------------------------------------------
                                            Monthly             Annualised

Current Month CPR Rate                       3.93%                38.12%

Previous Month CPR Rate                      4.45%                42.03%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                      23.57

Weighted Average Remaining Term (by value) Years                  20.02

Average Loan Size                                              (GBP)73,345

Weighted Average LTV (by value)                                   74.75%

Weighted Average Indexed LTV (by value)                           61.33%
--------------------------------------------------------------------------------

Product Breakdown

--------------------------------------------------------------------------------
Fixed Rate (by balance)                                           50.13%

Together (by balance)                                             27.07%

Capped (by balance)                                                2.49%

Variable (by balance)                                             19.52%

Tracker (by balance)                                               0.79%

Total                                                            100.0%
--------------------------------------------------------------------------------

Geographic Analysis

---------------------------------------------------------------------------------------------------
                       Number           % of Total            Value ((GBP))          % of Total
East Anglia             4,551              2.31%               329,991,866              2.28%

East Midlands          16,127              8.17%              1,036,290,247             7.16%

Greater London         24,398              12.36%             2,835,324,851            19.59%

North                  28,160              14.27%             1,402,465,432             9.69%

North West             29,759              15.08%             1,742,588,627            12.04%

South East             31,294              15.86%             3,059,661,427            21.14%

South West             14,209              7.20%              1,130,366,875             7.81%

Wales                   9,604              4.87%               549,986,444              3.80%

West Midlands          14,927              7.56%              1,010,238,257             6.98%

Yorkshire              24,301              12.31%             1,376,413,442             9.51%

Total                  197,330              100%             14,473,327,470             100%
---------------------------------------------------------------------------------------------------

LTV Levels Breakdown

---------------------------------------------------------------------------------------------------
                                            Number              Value ((GBP))         % of Total

0% < 25%                                    5,996              235,915,238               1.63%

> = 25% < 50%                               23,154            1,583,382,025             10.94%

> = 50% < 60%                               15,137            1,238,916,831              8.56%

> = 60% < 65%                               8,778              758,402,359               5.24%

> = 65% < 70%                               10,269             903,135,634               6.24%

> = 70% < 75%                               16,718            1,359,045,449              9.39%

> = 75% < 80%                               13,957            1,293,915,476              8.94%

> = 80% < 85%                               14,810            1,201,286,180              8.30%

> = 85% < 90%                               33,184            2,252,049,754             15.56%

> = 90% < 95%                               40,731            2,783,220,872             19.23%

> = 95% < 100%                              14,454             856,820,986               5.92%

> = 100%                                     142                7,236,664                0.05%

Total                                      197,330           14,473,327,470             100.0%
---------------------------------------------------------------------------------------------------

Repayment Method

---------------------------------------------------------------------------------------------------
                                            Number             Value ((GBP))           % of Total

Endowment                                   34,126             2,383,757,034             16.47%

Interest Only                               14,290             1,596,408,020             11.03%

Pension Policy                               697                66,577,306                0.46%

Personal Equity Plan                        1,484               102,760,625               0.71%

Repayment                                  146,733            10,323,824,484             71.33%

Total                                      197,330            14,473,327,470             100.00%
---------------------------------------------------------------------------------------------------

Employment Status

---------------------------------------------------------------------------------------------------
                                             Number            Value ((GBP))           % of Total

Full Time                                   176,735           12,557,058,913             86.76%

Part Time                                    2,461              134,601,945               0.93%

Retired                                       480               15,920,660                0.11%

Self Employed                                15,733            1,678,905,987             11.60%

Other                                        1,921              86,839,965                0.60%

Total                                       197,330           14,473,327,470             100.00%
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                5.49%

Effective Date of Change                                      1 August 2003
---------------------------------------------------------------------------------------------------

Notes         Granite Mortgages 03-2 plc

------------------------------------------------------------------------------------------------------------------
                    Outstanding             Rating               Reference Rate               Margin
                                       Moodys/S&P/Fitch
Series 1

A1                 $1,113,169,099          Aaa/AAA/AAA                1.19%                    0.08%

A2                 $1,006,000,000          Aaa/AAA/AAA                1.27%                    0.16%

A3                  $500,000,000           Aaa/AAA/AAA                1.36%                    0.25%

B                    $76,500,000           Aa3/AA/AA                  1.60%                    0.49%

C                    $10,500,000           Baa2/BBB/BBB               2.66%                    1.55%

Series 2

A                (euro)300,000,000         Aaa/AAA/AAA                2.38%                    0.25%

B                 (euro)72,900,000          Aa3/AA/AA                 2.62%                    0.49%

M                 (euro)52,300,000           A2/A/A                   2.88%                    0.75%

C1                (euro)16,000,000         Baa2/BBB/BBB               5.20%              Fixed until 07/10

C2                (euro)65,500,000         Baa2/BBB/BBB               3.68%                    1.55%

Series 3

A                 (GBP)352,280,000         Aaa/AAA/AAA                4.63%              Fixed until 07/10

C                  (GBP)15,000,000         Baa2/BBB/BBB               5.20%                    1.55%
------------------------------------------------------------------------------------------------------------------

Credit Enhancement

------------------------------------------------------------------------------------------------------------------
                                                                                     % of Notes Outstanding

Class B and M Notes ((GBP)Equivalent)                          (GBP)137,050,418                5.68%

Class C Notes ((GBP)Equivalent)                                 (GBP)79,770,314                3.31%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                                         % of Funding Share

Class B and M Notes ((GBP)Equivalent)                          (GBP)137,050,418                 1.02%

Class C Notes ((GBP)Equivalent)                                 (GBP)79,770,314                 0.60%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-2 Reserve Fund Requirement                 (GBP)35,000,000                 0.26%

Balance Brought Forward                                         (GBP)17,500,000                 0.13%

Drawings last Quarter                                               (GBP)0                      0.00%

Excess Spread last Quarter                                      (GBP)1,584,765                  0.01%

Funding Reserve Fund Top-up this Period*                            (GBP)0                      0.00%

Current Balance                                                 (GBP)19,084,765                 0.14%
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                         (GBP)23,315,837                 0.17%

Funding Reserve %                                                     0.6%                       NA
------------------------------------------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom